ACHILLION PHARMACEUTICALS, INC.

300 George Street

New Haven, CT 06511

October 23, 2006

BY EDGAR SUBMISSION AND FACSIMILE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey Riedler, Esq.

Re:	Achillion Pharmaceuticals, Inc.

Form S-1 Registration Statement

File No. 333-132921

Request for Acceleration

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Achillion Pharmaceuticals, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it may become effective at 4:00 p.m. Eastern time, on Wednesday, October 25, 2006, or as soon thereafter as may be practicable.

In addition, the Registrant also requests that the effective date of the Registrant’s Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, filed with the Securities and Exchange Commission on October 18, 2006, be accelerated concurrently with that of the Registrant’s Registration Statement on Form S-1.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mary Kay Fenton

Mary Kay Fenton

Vice President and Chief Financial Officer